THE BANK OF NEW YORK
NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

02042292

101 BARCLAY STREET, NEW YORK, N.Y. 10286

DEPOSITARY RECEIPTS

June 25, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

02 JUN 28 AM 11:45

Re: All Nippon Airways Co., Ltd. - File No. 82-1569

To Whom It May Concern:

At the request of All Nippon Airways Co., Ltd., enclosed please find the following documents:

- Notice regarding the decrease of Capital Surplus dated May 24, 2002.

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We are forwarding these documents at the request and on behalf of All Nippon Airways, but we have not reviewed any disclosure made therein, and cannot confirm the accuracy or completeness of any such disclosure and hereby disclaim any responsibility or liability with respect thereto.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely yours,

S. Sumikawa

Shunsuke Sumikawa
Account Officer
American Depositary Receipts
Tel#: (212) 815-2042
Fax#: (212) 571-3050
Email: ssumikawa@bankofny.com

dw7/3

02 JUN 23 AM 11:31

24th May , 2002

To those Concerned

Company Name All Nippon Airways Co., Ltd.
President and Chief Executive Officer Yoji Ohashi
(**Code9202** : TSE, OSE, LSE, **Frankfurt**)
Contact: Senior Vice President Tatsuro Kadowaki
(TEL 81－3－5756－5665)

Notice regarding the decrease of Capital Surplus

Our Board Members have come to an agreement to decrease the Capital Surplus at the Board Members` Meeting on 24th May, 2002. This approval bill will be proposed to the 57th Share holders` Meeting on 27th June, 2002.
The details are as follows:

1. Purpose

Accordingly to the Japanese Commercial Law Chapter 289 Article 2, we have decreased a part of our Capital Surplus to retained earnings , to accomplish a more flexible Capital Policy.

2. Amount

82,600,000,000 YEN
After the decrease, Capital Surplus balance will be 21,632,940,915 YEN

3. Schedule:

(1) Resolution Date for Board Members Meeting: 24th May, 2002
(2) Resolution Date for Shareholder's Meeting: 27th June, 2002
(3) Effective Date : Beginning of September, 2002
(After the period for creditors` adverse claim)

ANA Results for FY2001

TOKYO, May 24, 2002 – ANA (All Nippon Airways Co., Ltd., TSE 9202), announced consolidated and non-consolidated financial results for fiscal year 2001, which ended March 31, 2002 and its forecast for the current year.

Adverse conditions continued to affect the Japanese economy for the period under review. Further, the tragic events of September 11 in the U.S. led to an immediate and significant downturn in demand for international travel. Responding to these severe circumstances, the ANA Group executed a variety of cost reduction measures and marketing initiatives aimed at stimulating travel.

In this operating environment, the ANA Group reported consolidated operating revenue of ¥1,204.5 billion, down 5.9% and operating income of ¥22.9 billion, down 72.1%. Consolidated recurring profit decreased 97.8% to ¥1.4 billion, and consolidated net loss for the fiscal year was ¥9.4 billion.

On a non-consolidated parent company basis, operating revenue at ANA was ¥915 billion, down 5.3%, operating income ¥18.4 billion, down 72.2% and recurring loss was ¥0.7 billion. Net loss for the year was ¥12.8 billion. All comparisons are year-on-year.

For the fiscal year, ANA Group airlines – All Nippon Airways Co., Air Nippon Co., Air Japan Co. and Air Hokkaido Co. – carried more than 49.3 million passengers: 45.8 million on domestic routes, an increase of 0.6%, and 3.5 million on international routes, down 19.8%.

Given the difficult challenges surrounding it, ANA outlined its Corporate Strategy Plan for FY2002 and 2003. ANA will place renewed emphasis on product/service quality and customer satisfaction and position itself as a managing holding company into which strategic management functions of all group companies are centralized for improved value creation and competitive strength.

ANA is forecasting consolidated results for the fiscal year ending March 31, 2003 of ¥1,275 billion in operating revenue, a recurring profit of ¥23 billion and net profit of ¥2 billion.

I. Management Policy

1. Keynote

Keeping operational safety as the prerequisite condition, the ANA Group seeks to further improve the quality of air transportation service, to drastically improve the profitability of the entire group, and to win confidence of customers and shareholders.

2. Medium Term Management Strategies And Issues To Be Addressed

Based on the Medium Term Corporate Plan which covers the period through fiscal 2002, the Group has endeavored to improve its profitability and to strengthen its financial position during the past three years starting in Fiscal 1999. As a result, targets were attained more expeditiously than contemplated in the plan through the previous fiscal year.

During the fiscal year under review, however, the circumstances surrounding the ANA Group have undergone violent changes as exemplified by events following the September 11 terrorist attacks in the United States and the merger plan between Japan Airlines and Japan Air System. This has created a significant disparity between what was envisaged when the plan was drawn up and the realities.

Focusing attention on the next two years, when radical changes are imminent, the company has adopted the "ANA Group Corporate Strategy Plan," providing guidelines for corporate management in the fiscal years 2002 and 2003, and the "Corporate Reform Plan" containing specific measures to implement the Strategy Plan.

Under these plans, the ANA Group continues its endeavors to become a leading corporate group in Asia with air transportation as its core. Its primary target, however, is not to become the biggest, but rather to become the first in quality, customer satisfaction and value creation.

Based on these targets, efforts will be redoubled to pursue "value creating management," so that income from domestic operations will be stabilized, profitability of international operations improved and the earnings of the ANA Group as a whole will improve in fiscal 2003 to achieve dividend payment.

The company is now determined to put into practice the following action plans in order to increase customer satisfaction, to improve the corporate financial position, and to pursue value creation.

(1) Group Management System

In order to establish a group management system capable of unifying strategies and expediting managerial operations, the parent ANA is positioned as a managing holding company, into which the management strategic functions of all group companies are concentrated and under which the competitive power in the market place is strengthened. Under this system, each business (air transportation, hotel, real estates and trading) operations is given clear accountability and sets up an operational system with a high degree of flexibility.

(2) Management Executive System

The tenure for each member of the Board of Directors and senior vice presidents has been set at one year with a view to clarifying the management accountability for targets achievement per fiscal year. The management executive system is strengthened through functional positioning of personnel, while group companies take measures to place right persons at right positions, including the promotion of younger employees, to increase business execution capabilities.

(3) Management Control System

Management control for "ANA Group" shall be executed based on each group business operations, namely, air transportation, hotel, real estates and trading. Meanwhile, "ANA's Value Creation (AVC)" management index, which was introduced during the year under review, will be revised during the current fiscal year so that all group companies will have common value standards under their respective AVC. AVC is ANA's management index introduced in fiscal 2001 to create the shareholder value, and represents a balance obtained by subtracting the amount of capital spent from after-tax operational profits. Target control under the new system will begin during the current fiscal year.

(4) Air Transport

To maximize managerial efficiency, the ANA Group will actively appropriate management resources in conjunction with network reorganization and region of flight operation.

●ANA will operate wide body aircraft (B767, B777, B747) in main markets from Tokyo's Haneda and Narita airports.

●Air Nippon (ANK) will operate narrow body aircraft (A320, B737) mainly for the local market. In fiscal year 2002, A320 aircraft operations will be gradually consolidated at Air Nippon.

●Air Japan (AJX) will operate B767's in its business area, international operations to Asia and resort destinations.

●Aim for operation of turbo prop aircraft at Osaka's Itami airport in FY2003 and review establishment of new company for this service.

●Beginning with ANA Connection* complement the ANA network with a low cost scheme through tie-ups with other companies.

●Build an international network with Asia, namely China at the foundation and build the network to the next level with strategic code-share alliances.

●Increase revenues and reduce costs through tie-ups and code-share alliances on international network with Star Alliance partners.

●In close cooperation with Nippon Cargo Airlines, ANA will introduce a B767 Freighter in September 2002 to meet rapid demand for cargo transport in China and Asia.

(5) Related Business Operations

With primary emphasis on attaining a higher return on investment, ANA will, under the Corporate Reform Plan, seek to improve the profitability of hotel, trading, real estates and other diversified operations. Steps will be taken to reduce interest-bearing debts through curtailment of investments by optimum redistribution of existing management resources and recovery of cash by selling and liquidating assets.

Corporate Performance and Financial Conditions

OVERVIEW

During the fiscal year under review, the Japanese economy deteriorated further due to factors such as fiscal recession caused by the delay in disposal of bad loans, worsening of corporate balance sheets resulting from sluggish exports caused by a global economic slowdown, and the resulting fall in private-sector capital investments.

This situation was aggravated by the September 11 terrorist attacks in the United States, coupled with a slump in personal consumption, numerous bankruptcies and a record high unemployment rate. Thus, the economic situation in Japan became particularly serious during the latter half of the fiscal year.

Under these circumstances, ANA's consolidated revenue totaled ¥1,204.5 billion (down 5.9%), operating income ¥22.9 billion (down 72.1%) and recurring income ¥1.4 billion (down 97.8%). The net loss for the period stood at ¥9.4 billion after transfer of extraordinary profits from the sale of investment securities to bad debt provisions, extraordinary losses including those resulting from appraisal on investment securities, corporate tax and adjustments of tax amounts through tax effect accounting.

On a parent company basis, revenue for the period came to ¥915.0 billion (down 5.3%), operating income ¥18.4 billion (down 72.2%), and recurring loss ¥0.7 billion. Following an appraisal of loss on the stocks of affiliated companies, net loss for the year was ¥12.8 billion.

The following is a summary of operating results by business segment.

Air Transportation

During the first half of the fiscal year under review, the Japanese airline industry carried about the same number of tourist passengers on international flights as in the year earlier but the number of business travelers showed some signs of decline because of the protracted recession. Following the terrorist attacks in the United States in September, however, sharp declines marked both sectors.

The September 11 terrorist attacks also affected domestic flights as there was a steep decrease in the number of passengers especially on routes to and from Okinawa. As the airlines endeavored to create new demand, however, smooth recovery was seen toward the end of the fiscal year.

In response to these new circumstances, the ANA decommissioned one Boeing 747-200B from its international fleet, and released two Boeing 747SR-100s and two Boeing 767-200s from the domestic fleet at the end of their respective lease periods.

In international operations, the ANA Group pursued the theme of "selection and concentration" and took flexible measures to cope with changing circumstances by launching new service on high-demand routes, suspending service on low-demand routes and increasing and decreasing the number of flights on certain routes. The number of flights out of Narita Airport was increased, while a major change in the flight schedule was made in view of a drastic fall in demand in the wake of the terrorist attacks. On North American and Southeast Asian routes, for example, some flights were either suspended or reduced, while smaller aircraft were introduced on others. Excess aircraft resulting from these measures are now being used to increase flights to China and South Korea, where the demand is expected to be robust.

On the domestic front, new flights were added to the Tokyo-Osaka shuttle service and to Tokyo-Fukuoka and other high-demand routes. On some routes, flights were suspended, reduced or transferred to Air Nippon Co., Ltd. All these measures were aimed at reorganizing the routes for the entire group, striking a balance between supply and demand, and improving profitability.

As a result, revenue from air transportation for the year under review totaled ¥978.4 billion (down 5.8% from the previous year) and operating income ¥18.7 billion (down 74.1%).

Domestic Passenger Services

Intra-group restructuring of flight routes was implemented as ANA increased the number of flights on the Tokyo-Osaka shuttle and on Tokyo-Fukuoka route, while transferring the Osaka-Saga, Osaka-Odate Noshiro and Kansai-Kagoshima routes to Air Nippon Co., Ltd.

During the first half of the fiscal year, the number of domestic passengers increased steadily, especially on trunk lines. After the September 11 terrorist attacks, however, the number of passengers fell sharply, especially on the Okinawa route, as people started refraining from flying.

The company responded to this unfavorable situation by various measures to lure passengers, including the "*Rakunori Cash-Back Campaign*," launched in January this year under which one out of every 50 passengers will get the full fare refunded. As a result, demand started showing signs of recovery from the year-end and New Year holidays.

Promotional fares were also offered in a flexible manner to attract more passengers to domestic flights. For example, the *Chowari* super-discount fares were available on 66 days during the fiscal year under review compared with 45 days in the previous fiscal year, bringing to 2,150,000 the number of passengers taking advantage of discount tickets throughout the group, a sharp increase from 1,300,000 in the previous year.

While continuing package tours like "ANA's Paradise Okinawa" and "ANA's Pika Natsu Campaign," ANA launched the new "Okinawa Campaign" to regain passengers to Okinawa, following cancellation of student excursion tours to the islands by many schools in the wake of the terrorist attacks.

Acceding to customer suggestion, ANA launched in June a new service called "Rakunori," under which the time limit on ticket purchase is abolished and passengers can check-in without obtaining tickets, thus simplifying and expediting the entire process from reservations to boarding.

As a result, the number of passengers on domestic flights during the fiscal year under review increased by 0.6% to 45.8 million, but revenue declined by 1.4% to ¥662.7 billion.

Domestic Cargo and Mail Service

From the outset of the fiscal year, sluggishness marked the volume of domestic cargo handled by ANA, particularly items related to information technology, reflecting the prolonged recession. A decrease was also seen in domestic movement of export and import goods.

The domestic cargo business suffered further as some of the customers switched to land transportation after the company adopted stringent precautionary measures to detect explosives as part of its drive to ensure safety following the terrorist attacks.

In an attempt to boost revenue, ANA operated 20 non-scheduled, all-cargo-and-mail flights in December, the first of its kind in its history.

The volume of domestic cargo for the year fell by 11.0% to 387 thousand tons, while revenue dropped by 12.5% to ¥24.7 billion.

A large volume of direct mail sent out in connection with the "My Line" telephone selection campaigns boosted ANA's handling of domestic mail by 9.2% to 85 thousand tons in volume and by 8.0% to ¥11.4 billion in value.

International Passenger Services

In international operations, a new route between Tokyo and Ho Chi Minh City was opened last summer, while the Nagoya-Honolulu service was suspended in October.

To cope with the sharp drop in the number of international travelers following the terrorist attacks, ANA suspended service on the Tokyo-Chicago, Tokyo-Mumbai, Tokyo-Kuala Lumpur and Osaka-Bangkok routes, and operated the Tokyo-Washington route with smaller aircraft.

By using excess aircraft arising out of these measures, frequency between Tokyo and Seoul were increased to daily service, while the number of flights was increased on the Tokyo-Dalian and Osaka-Qingdao routes.

Code-share operations were launched with bmi british midlands a member of Star Alliance, to four destinations from London, providing added convenience to passengers flying to the United Kingdom.

In August, London-based cabin attendants began service aboard ANA flights for the first time, further improving the quality of in-flight service.

On the marketing side, a new regular discount known as *"Bijiwari"*• Business Class Discount Fares• was introduced for business class passengers traveling to North America and London, who purchase round-trip tickets in advance.

Bargain discount economy class fares to North America and Honolulu were introduced in September under the brand name of *"Chowari* • • • • • " •Super•Discount Fares• as an international equivalent to the *"Chowari"*• Super Discount Fares• which had become quite popular on domestic routes.

The number of international passengers during the year fell by 19.8% to 3,510,000 and the revenue dropped by 18.2% to ¥169.7 billion.

International Cargo and Mail

Factors like the slump in the information technology industry and the aftermath of the terrorist attacks caused the volume of international cargo to fall far below the level of the preceding fiscal year. Also contributing to this unfavorable trend were slow movement of goods resulting from rigid security measures imposed on cargo arriving in and departing from Japan and a decrease in the company's transporting capacity resulting from the suspension and cutbacks of flights on certain routes.

Among the cargo flown from Japan, decreases were noted not only in IT-related goods but also in a wide range of other items such as machinery and equipment, office equipment and semi-conductor electronic parts. A gradual recovery was seen toward the end of the fiscal year, as the U.S. economy seemed to have bottomed out.

Incoming cargo also remained sluggish, although general consumer goods from Europe and fresh foods and clothing from China maintained high levels.

The total volume of international cargo during the period declined by 20.8% to 153 thousand tons and revenue fell by 18.5% to ¥32.9 billion.

Mail was equally affected by the recession and the terrorist attacks, but incoming mail from China and the United States continued to grow. The total amount of international mail handled during the year decreased by 7.8% from the previous fiscal year to 7.3 thousand tons but revenue was up 3.3% to ¥2.2 billion.

Other Business

The ANA Group sought to expand revenues from such other sources as providing other carriers with aircraft maintenance, passenger check-in, baggage loading and other ground services, as well as from increased in-flight sales. Despite these efforts, revenues from these sources fell by 3.0% to ¥74.5 billion.

Travel Services

To further strengthen its marketing capability in the travel service field, ANA Sales Holdings was established in January 2002, under which the three existing travel agencies – ANA World Tours Co., All Nippon Airways Travel Co. and ANA Sky Holiday Tours Co. – were integrated to strengthen their mutual collaboration and to elevate the efficiency of their marketing activities.

With the opening of new theme parks like the Universal Studios Japan and the Tokyo Disney Sea, these travel agencies recorded gains during the first half of the fiscal year in terms of both the number of persons and sales.

Following the September terrorist attacks, domestic travel tours were hit with a large number of cancellations, especially to Okinawa, resulting in a temporary slump. This was more than made up for by prompt and timely introduction of new programs, and, as a result, the fiscal year under review saw a sharp increase over the year earlier both in the number of tourists and revenue.

For overseas tours, promotional campaigns were conducted for a number of tours with high added-value, featuring business class flights, tours aboard ANA's exclusive "Super Vista" deluxe bus, and chartered "Orient Express" trip from Venice to Vienna. Efforts were also directed at the marketing of chartered international flights out of Haneda Airport.

Despite these and other endeavors, however, revenue from overseas travel services fell far short of the previous year's level, due to such unfavorable factors as the sharp drop in the number of travelers particularly to North America following the terrorist attacks and suspension of the code-share operations program with Ansett Australia, which ceased opearations.

Total revenue in the travel service sector, including both domestic and international, reached ¥158.5 billion for the year, an increase of 3.7% from the previous year, resulting in operating loss of ¥80 million.

Hotel Business

During the fiscal year under review, four new members joined ANA Hotels: Nagasaki ANA Hotel Glover Hill in April under the franchise system, Guam Hotel Okura in April under the referral system, ANA Hotel Clement Takamatsu in May under the franchise system and Thallaso-Shima ANA Hotel & Resort in August under the management system.

ANA continued to implement the restructuring plan of its domestic hotel business, which called for separation of ownership and operation. In line with this policy, ANA Hotels started full-scale operations in October supporting the entire hotel chain.

Three ANA hotels located in Tokyo, Toyama and Narita, which had been managed directly by ANA Enterprises, Ltd. were placed under the control of the newly established ANA Hotel Tokyo Co., ANA Hotel Toyama Co. and ANA Hotel Narita Co., respectively. This step is aimed at enabling each hotel to concentrate on its own operations and to further increase gross operating profit.

In a bid to elevate the value of the facilities at the ANA Hotel Tokyo, the banquet rooms and entrance lobby underwent comprehensive renovations starting in July, and were reopened in September.

But the hotel business in Japan suffered reduced revenue and income during the year under review, partly because of partial closure of the ANA Hotel Tokyo and the ANA Hotel Hakata for renovations and also because of cancellations by overseas customers and parties by Japanese subsidiaries of foreign corporations at the flagship ANA Hotel Tokyo, reflecting the U.S. economic downturn and the effect of the terrorist attacks.

Hotels outside Japan were also affected by the terrorist incidents, but the decrease in revenue was kept to a minimum through efforts to meet market needs and continued endeavors to maintain costs at optimum levels. The hotel in Vienna, in particular, was able to keep the same profit level as in the previous year.

Revenue from the hotel business during the fiscal year totaled ¥75.6 billion, down 9.6% from the previous year, and operating loss stood at ¥0.6 billion.

Other Businesses

Revenue from trading and selling of goods during the year fell short of the previous year's level, as a slump in the machinery and paper-pulp segments more than offset gains scored by ANA Trading Co., Ltd., in sale of aircraft parts.

Infini Travel Information Co., Ltd., which provides a reservation and ticketing system for international flights, suffered a major setback due to a drastic decrease in the number of international passengers. But ANA Information Systems Planning Co., Ltd., which develops, maintains and operates information systems, posted a large increase in revenue because of the receipt of orders from Group companies for large-scale system development, expansion of the scope of its maintenance and operation activities, and expansion of its customer base. As a result, total revenue in the information and communications segments showed an increase over the previous year.

ANA Real Estate Co., Ltd., which sells and rents real estate and maintains buildings, renovated a number of buildings to strengthen their competitive position, and was successful in maintaining high occupancy ratios and in keeping rental revenue at the previous year's level. Because no condominiums were sold during the year under review, total revenue in the real estates business showed a decline from the previous year.

Total revenue in other businesses totaled ¥188.1 billion, down 1.5% from the year earlier and operating income totaled ¥4.9 billion, down 22.0%.

CASH FLOW

Although the ANA Group suffered a net loss before income taxes during the fiscal year under review, cash flow from operating activities showed a net inflow of ¥33.9 billion, due mainly to increases in depreciation expenses, employee retirement benefit provisions and other costs not involving cash outflow.

Cash inflow from investment activities, expenditures totaled ¥132.4 billion due to the acquisition of tangible and intangible assets due to advance payments for new aircraft purchase of components, renewal of IT and airport facilities, and renovation of banquet rooms at ANA Hotel Tokyo. As a result, cash outflow from investment activities totaled ¥123.9 billion.

In financial activities, net cash inflow was ¥69.1 billion. The amount consisted mainly of long-term borrowing such as emergency loans to cope with terrorist attacks in the United States, while the outflow included repayment of long-term debt and redemption of corporate bonds.

As a result, the balance of cash and cash equivalents at the end of the fiscal year stood at ¥188.6 billion, a decrease of ¥19.0 billion from a year earlier.

DIVIDEND PAYMENT POLICY

The Company considers it an important task to reward its shareholders with a proper return, while striving to strengthen the managerial foundation to assure stable growth.

During the fiscal year under review, the Company was beset with a number of unfavorable factors like a drop in the number of travelers following the terrorist attacks, incremental expenditures to meet soaring insurance costs, and losses related to the evaluation of stocks of consolidated companies. As they were treated as extraordinary charges, the company suffered a net loss on a parent company basis. ANA regretfully cannot help resigning to pay dividends to shareholders, as in the previous year.

FISCAL YEAR 2002 ENDING MARCH 31,2003 – FORECAST

Brighter aspects of the outlook for the immediate future include the weakening of the Japanese yen, bottoming out of the U.S. economy and improvement in international economic conditions, which all point to an end to declining exports and a resurgence in the manufacturing sector. Counterbalancing these favorable tendencies are a continued decline in the private sector capital expenditure, a slump in consumer spending and a high rate of unemployment. When all these matters are taken into consideration, it appears unlikely that the Japanese economy will settle into a full recovery any time soon.

In the Japanese airline industry, only a slow recovery is being made in the number of international travelers, giving rise to a pessimistic view that the impact of the terrorist attacks will linger on for some time.

In these circumstances, ANA will endeavor to implement the Corporate Reform Plan to resume stable dividend payment at an early date.

For the fiscal year ending in March 2003, ANA anticipates that consolidated revenue will total ¥1,275.0 billion (up ¥70.5 billion from the previous year), operating income ¥41.0 billion • up ¥18.1 billion• ; recurring income ¥23.0 billion (up ¥21.6 billion), and net income ¥2.0 billion (up ¥11.4 billion).

Assumptions used in arriving at these figures are an exchange rate of 130 yen to the dollar and market price of Dubai crude oil, which is an indicator of jet fuel price, of US$25 per barrel, kerosene price of US$31 per barrel.

• ፡ **Financial Results**

(1) Consolidated Balance Sheets

Unit ¥ million

Assets	Fiscal 2000 As of 3.31.01	Fiscal 2001 As of 3.31.02	Change from last year
Current assets	419,296	407,833	(11,463)
Cash and deposits	152,755	159,340	6,585
Trade accounts receivable	103,652	92,783	(10,869)
Marketable securities	56,564	27,370	(29,194)
Inventories	51,752	55,001	3,249
Deferred tax assets	8,791	6,213	(2,578)
Other current assets	46,412	70,067	23,655
Allowance for doubtful accounts	(630)	(2,941)	(2,311)
Fixed assets	1,030,045	1,101,623	71,578
[Tangible fixed assets]	[849,351]	[910,130]	60,779
Buildings and structures	211,632	210,743	(889)
Aircraft	441,796	445,371	3,575
Machinery, Equipment and vehicles	20,754	18,618	(2,136)
Tools and fixtures	26,716	19,158	(7,558)
Land	120,382	119,966	(416)
Construction in progress	28,071	96,274	68,203
[Intangible fixed assets]	[31,939]	[30,622]	(1,317)
Consolidation adjustment account	915	77	(838)
Other intangible fixed assets	31,024	30,545	(479)
[Investments and others]	[148,755]	[160,871]	12,116
Investment securities	63,660	63,639	(21)
Long-term loans receivables	24,098	25,978	1,880
Deferred tax assets	16,387	23,489	7,102
Other investments	48,688	54,712	6,024
Allowance for doubtful accounts	(4,078)	(6,947)	(2,869)
Deferred assets	2,079	1,526	(553)
Total assets	1,451,420	1,510,982	(59,562)

Unit: • •million

Liabilities	Fiscal 2000 As of 3.31.01	Fiscal 2001 As of 3.31.02	Change from last year
Current liabilities	425,786	444,863	19,077
Trade accounts payable	137,026	123,896	(13,130)
Short-term loans	82,165	77,586	(4,579)
Current portion of long-term debt	63,354	74,685	11,331
Current portion of bonds payable	30,000	69,210	39,210
Bonus payment reserve	14,169	14,338	169
Other current liabilities	99,072	85,148	(13,924)
Long-term liabilities	868,784	915,189	46,405
Bonds payable	353,829	302,789	(51,040)
Long-term loans payable	406,382	493,553	87,171
Accrued employees' retirement benefits	77,668	88,980	11,312
Other long-term liabilities	30,905	29,867	(1,038)
Total liabilities	1,294,570	1,360,052	65,482
Minority interest	6,350	12,289	5,939
Shareholders' equity			
Common stock	86,079	86,239	159
Capital surplus	104,072	104,232	159
Deficit on consolidation	24,004	39,198	15,194
Unrealized gains on securities	1,497	560	(937)
Foreign currency translation adjustment	(16,460)	(12,462)	3,998
Treasury stock	(684)	(730)	(46)
Total shareholders' equity	150,500	138,641	(11,859)
Total liabilities, minority interest and shareholders' equity	1,451,420	1,510,982	59,562

Note: Accumulated depreciation: Preceding term:861,808 million, Current term: 888,347 million

(2) **Consolidated Statements of Income (Loss)**

Unit: • •million

	Fiscal 2000 As of 3.31.01	Fiscal 2001 As of 3.31.02	Change From last year
Operating revenues and expenses			
Operating revenues	1,279,635	1,204,514	(75,121)
Operating expenses	934,376	923,361	(11,015)
Sales, General and administrative expenses	263,016	258,185	(4,831)
Operating income	82,243	22,968	(59,275)
Non-operating income and expenses			
Non-operating income	41,500	31,682	(9,818)
Interest income	8,199	6,386	(1,813)
Other	33,301	25,296	(8,005)
Non-operating expenses	60,206	53,250	(6,956)
Interest expenses	35,079	28,758	(6,321)
Other	25,127	24,492	(635)
Total Recurring Profit	63,537	1,400	(62,137)
Extraordinary gains	19,202	1,922	(17,280)
Gain on sale of investment securities	1,457	1,132	(325)
Gains on sales of fixed assets	13,270	490	(12,780)
Other	4,475	300	(4,175)
Extraordinary losses	19,450	10,500	(8,950)
Provision for doubtful accounts	1,423	3,784	2,361
Valuation loss on investment securities	4,011	2,127	(1,884)
Special retirement benefit	1,216	1,312	96
Loss on removal of fixed assets	295	1,063	768
Loss on sale of fixed assets	2,541	985	(1,556)
Valuation loss on other investment	4,749	82	(4,667)
Other	5,215	1,147	(4,068)
Net income (loss) before taxes	63,289	(7,178)	(70,467)
Corporate, inhabitant and enterprise tax	17,888	6,115	(11,773)
Deferred taxes	1,263	(3,871)	(5,134)
Minority interest (loss)	3,852	34	(3,818)
Net income (loss)	40,286	(9,456)	(49,742)

(3) Consolidated Statements of Surplus

Unit: • • million

	Fiscal 2000 4.1.00-3.31.01	Fiscal 2001 4.1.00-3.31.02	Change From last year
Deficit on consolidation at the beginning of period	64,379	24,004	(40,375)
Decrease in deficit on consolidation	1,254	959	(295)
Decrease resulting from excluded subsidiaries	880	959	79
Decrease resulting from consolidated subsidiary's merger with unconsolidated subsidiaries	216	• •	(216)
Decrease resulting from changes in equity interest in subsidiaries and affiliates	95	• •	(95)
Decrease resulting from newly consolidated subsidiaries	63	• •	(63)
Increase in deficit on consolidation	1,165	6,697	5,532
Increase resulting from changes in equity interest in subsidiaries and affiliates	1,155	6,647	5,492
Increase resulting from excluded affiliates	-	35	35
Directors bonus	10	9	(1)
Increase resulting from newly consolidated subsidiaries	-	6	6
Net income (loss)	40,286	(9,456)	(49,742)
Deficit on consolidation carried forward	24,004	39,198	15,194

(4) Consolidated statement of Cash flows

Unit: • •million

	Fiscal 2000 As of 3.31.2001	Fiscal 2001 As of 3.31.2002
I. Cash flows from operating activities		
Net income (loss) before taxes	63,289	(7,178)
Depreciation	59,333	61,337
Gain and loss on sale of fixed assets, loss on removal fixed assets (Net)	(3,481)	7,474
Gain and loss on sale, and revaluation of marketable securities (Net)	9,138	1,269
Increase (Decrease) in employee's retirement benefits	•	11,399
Interest expenses	35,079	28,758
Interest and dividends income	(9,537)	(7,143)
Currency loss	(2,043)	1,101
Decrease (Increase) in trade accounts receivable	(10,838)	8,846
Decrease (Increase) in other receivable	3,114	(18,132)
Increase (Decrease) in trade accounts payable	26,015	(12,957)
Others	4,583	(1,455)
Sub-total	174,652	73,319
Interest and dividend received	9,537	7,143
Interest paid	(35,615)	(28,889)
Corporation and other taxes paid	(7,159)	(18,726)
Others	7,381	1,146
Net cash provided by (used in) operating activities	148,796	33,993
II. Cash flows from investing activities		
Payment for acquisition of tangible fixed assets	(89,254)	(124,530)
Proceeds from sale of tangible fixed assets	59,745	7,432
Payment for acquisition of intangible fixed assets	(3,058)	(7,878)
Proceeds from sale of investment securities	22,012	2,949
Payment for lending	(6,887)	(6,833)
Proceeds from collection of loans	3,797	7,465
Others	(4,319)	(2,532)
Net cash provided by (used in) investing activities	(17,964)	(123,927)
III. Cash flows from financing activities		
Increase (Decrease) in short-term loans	(19,780)	(3,777)
Repayment of financing lease liabilities	(4,252)	•
Proceeds from long-term loans	35,608	169,463
Repayment of long-term loans	(146,014)	(78,506)
Proceeds from issuance of bonds	39,321	19,904
Redemption of bonds	(63,000)	(31,510)
Payment for acquisition of treasury stock	(242)	(46)
Others	•	(6,424)
Net cash provided by (used in) financing activities	(158,359)	69,104
IV. Effect of exchange rate changes on cash and cash equivalents	(3,093)	1,786
V. Net increase(decrease) in cash and cash equivalents	(30,620)	(19,044)
VI. Cash and cash equivalents at the beginning of the period	237,440	207,717
VII. Effect of changes in scope of consolidation on cash and cash equivalents	897	(25)
VIII. Cash and cash equivalents at the end of period	207,717	188,648

Note

Cash and cash equivalents at the end of the period and correlation with the amounts stated in consolidated balance sheets.

	Fiscal 2000 As of 3.31.01		Fiscal 2001 As of 3.31.02	
	Balance at the end of period	Cash and cash equivalents in the amount on the left	Balance at the end of period	Cash and cash equivalents in the amount on the left
Cash and deposits	152,755	151,648	159,340	158,612
Marketable securities	56,564	56,069	27,370	27,302
Other current assets	• •	• •	70,067	2,734
Cash and cash equivalents		207,717		188,648

(5) Summary of significant accounting policies

1. Scope of consolidation

(1)Consolidated subsidiaries: 118

(2)Non- consolidated subsidiaries: 32

(3)Changes in consolidated subsidiaries

Newly consolidated subsidiaries: ANA SALES HOLDINGS CO.,LTD., FUKUOKA CATERING SERVICE CO.,LTD., ANA LOGISTIC SERVICE CO.,LTD., and other 4 subsidiaries.

Excluded consolidated subsidiaries: ANA HOTEL KYOTO CO.,LTD., AWT OCEANIA PTY,LTD.(exclusion by sale of stocks)

2. Affiliates treated under the equity method

(1)Subsidiaries and affiliates treated under the equity method: 27 (Non- consolidated subsidiaries: 6, Affiliates: 21)

(2)Affiliates not treated under the equity method: 52(Non-consolidated subsidiaries:26, Affiliates: 26)

(3)Changes in subsidiaries and affiliates treated under the equity method

Excluded subsidiaries and affiliates treated under the equity method: FUKUOKA CATERING SERVICE CO.,LTD., M.C. MATES OSAKA CO.,LTD., MATES HOKKAIDO CO.,LTD., M.C. MATES KYUSYU CO.,LTD., TOHOKU M.C. MATES CO.,LTD.(Making a change to consolidated subsidiaries and exclusion of sale of stocks)

3. Settlement terms of consolidated subsidiaries

Consolidated subsidiaries below differ the settlement terms from the date of March 31. Their financial statements are employed without adjustment.

WINGLET CO.,LTD. and other 14 subsidiaries	.....	December 31.
GDP CO.,LTD., and other 2 subsidiaries	.....	January 31.
ANA SUB ONE CO.,LTD	.....	February 10.

The accounts of ANA SUB TWO CO.,LTD. are adjusted to reflect financial position and operating results as of the end of March 31.

4. Significant accounting practices

(1)Valuation of principal assets and valuation method

Marketable securities are primarily stated at market value on balance sheet date and unrealized gains and losses are recognized in statement of earnings.

Investment securities are primarily stated at market value on balance sheet date and unrealized gains and losses are recognized in shareholders' equity, excluding not having market price stated at cost.

Inventories are stated at cost, cost being determined by the moving average method.

(2)Depreciation of principal fixed assets

Tangible fixed assets:

Aircraft: Depreciation is computed primarily by the straight line method.

Building: Depreciation is computed primarily by the straight line method.

Other tangible fixed assets: Depreciation is computed primarily by the declining balance method.

Intangible fixed assets: Depreciation is computed primarily by the straight line method.

(3)Accounting for deferred assets

Bond issue expenses are amortized over a three year period in accordance with the provisions of the Commercial Code.

Development costs are amortized over a five year period in compliance with the Provisions of the Commercial Code.

(4)Appropriation to principal reserves

Allowance for doubtful accounts: Generally, allowance for doubtful accounts is calculated based on the actual ratio of doubtful accounts losses incurred. For specific accounts with higher possibility of doubtful accounts loss, the allowance is determined by independent judgment.

Bonus payment reserve: Bonus payment reserves are provided for the expected payment of bonuses for the current fiscal year.

Accrued employee's retirement benefits: The liability for the employees retirement benefits is provided for the present value of post-employment benefit obligations. The unfunded liabilities are ¥110,498 million and are amortized over 15 years.

(5)Translation of foreign currency denominated assets and liabilities into Japanese yen foreign currency denominated assets and liabilities are translated at the exchange rate as of the date of balance sheet.

(6)Accounting for leases

All finance lease contracts other than those by which the ownership of the leased assets is to be transferred to lessees, are accounted by the method similar to operating lease method.

5. Amortization of consolidation adjusting accounts

Consolidation adjusting accounts are amortized over a five year period beginning from the fiscal year of accrual using the straight line method.

6. Appropriation of retained earnings

Appropriation of retained earnings of subsidiaries is based on appropriations approved during the fiscal year.

7. Scope of funds(Cash and cash equivalents) for the cash flow statement

For the purpose of statement of consolidated cash flows, the companies consider cash, short-term deposits readily convertible into cash, and highly liquid short-term investments with original maturity of three months or less and without significant risk of change in value as funds (cash and cash equivalents).

Segment Information (Consolidated)

Year ended March 31,2001 *Unit:¥Million*

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Operating revenues	964,888	139,155	71,586	104,006	1,279,635	-	1,279,635
Intra-group sales and transfers	73,396	13,702	12,113	87,109	186,320	(186,320)	-
Total	1,038,284	152,857	83,699	191,115	1,465,955	(186,320)	1,279,635
Operating expenses	965,948	151,379	79,868	184,717	1,381,912	(184,520)	1,197,392
Operating income	72,336	1,478	3,831	6,398	84,043	(1,800)	82,243

Year ended March 31,2002 *Unit:¥Million*

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Operating revenues	900,847	143,367	63,366	96,934	1,204,514	-	1,204,514
Intra-group sales and transfers	77,564	15,166	12,305	91,235	196,270	(196,270)	-
Total	978,411	158,533	75,671	188,169	1,400,784	(196,270)	1,204,514
Operating expenses	959,662	158,615	76,335	183,181	1,377,793	(196,247)	1,181,546
Operating income (loss)	18,749	(82)	(664)	4,988	22,991	(23)	22,968

Notes:

1. *Segment breakdown is based on classifications employed for internal management.*
2. *The businesses, information and telecommunication, trading and retailing, real estate & building management and other revenues are included in "Other businesses".*
3. *Industry segment information of the company and its subsidiaries is only disclosed because of its significance.*

Breakdown of Operating Revenues• Consolidated• •

Unit: • •million

	Preceding term 4.1.00- 3.31.01	% of total	Current term 4.1.01- 3.31.02	% of total
Domestic routes				
Passenger	672,504	45.9	662,772	47.3
Cargo	28,283	1.9	24,746	1.8
Mail	10,637	0.7	11,491	0.8
Baggage handling	287	0.0	294	0.0
Subtotal	711,711	48.5	699,303	49.9
International routes				
Passenger	207,449	14.2	169,660	12.1
Cargo	40,403	2.8	32,937	2.4
Mail	2,169	0.1	2,240	0.2
Baggage handling	576	0.0	551	0.0
Subtotal	250,597	17.1	205,388	14.7
Revenues from scheduled flights	962,308	65.6	904,691	64.6
Other operating revenues	75,976	5.2	73,720	5.3
Subtotal	1,038,284	70.8	978,411	69.9
Travel services				
Package tours (Domestic)	86,007	5.9	99,507	7.1
Package tours (International)	47,100	3.2	35,772	2.5
Other revenues	19,750	1.3	23,254	1.7
Subtotal	152,857	10.4	158,533	11.3
Hotel operations				
Guest rooms	27,452	1.9	26,093	1.9
Banquets	23,564	1.6	20,509	1.4
Foods and drinks	19,460	1.3	17,906	1.3
Other revenues	13,223	0.9	11,163	0.8
Subtotal	83,699	5.7	75,671	5.4
Other businesses				
Trading and retailing	136,863	9.4	135,181	9.6
Information and telecommunication	19,301	1.3	19,815	1.4
Real estate & building maintenance	17,181	1.2	16,254	1.2
Other revenues	17,770	1.2	16,919	1.2
Subtotal	191,115	13.1	188,169	13,4
Total operating revenue	1,465,955	100.0	1,400,784	100.0
Intercompany eliminations	(186,320)	-	(196,270)	-
Operating revenue (Consolidated)	1,279,635	-	1,204,514	-

Notes:

1. Segment breakdown is based on classifications employed for internal management.

2.Segment operating revenue includes inter-segment transactions.

Overview of Airline Operating Results (Consolidated)

	Preceding term 4.1.00- 3.31.01	Current term 4.1.01- 3.31.02
Domestic routes		
Number of passengers	45,509,166	45,795,753
Available seat-km (thousand km)	61,074,346	60,980,320
Revenue passenger-km (thousand km)	38,468,738	38,779,691
Passenger load factor	63.0	63.6
Cargo (tons)	434,333	386,727
Mail (tons)	78,166	85,328
International routes		
Number of passengers	4,377,639	3,510,006
Available seat-km (thousand km)	32,445,880	26,927,960
Revenue passenger-km (thousand km)	24,123,742	18,123,981
Passenger load factor	74.4	67.3
Cargo (tons)	192,997	152,942
Mail (tons)	7,881	7,264
Total		
Number of passengers	49,886,805	49,305,759
Available seat-km (thousand km)	93,520,226	87,908,280
Revenue passenger-km (thousand km)	62,592,480	56,903,672
Passenger load factor	66.9	64.7
Cargo (tons)	627,330	539,669
Mail (tons)	86,047	92,592

Notes:

Domestic routes: All Nippon Airways Co. +Air Nippon Co.+ Air Hokkaido Co.

International routes: All Nippon Airways Co. + Air Nippon Co.+ Air Japan Co.

Each results do not include results of charter flights .

(1) Nonconsolidated Balance Sheets

Unit:• •million

Assets	Fiscal 2000 As of 3.31.01	Fiscal 2001 As of 3.31.02	Change from last year
Current assets	313,920	327,718	13,798
Cash and deposits	101,758	115,960	14,202
Trade accounts receivable	76,357	68,728	(7,628)
Marketable securities	46,207	24,682	• 21,525• •
Inventories	43,671	45,657	1,986
Prepaid expenses	2,914	3,376	462
Short-term loans receivable	12,959	25,880	12,921
Other accounts receivable	8,858	20,822	11,964
Deferred tax assets	4,871	3,249	(1,622)
Other current assets	16,585	19,527	2,942
Allowance for doubtful accounts	• 264•	• 167• • •	97
Fixed assets	813,041	874,399	61,358
[Tangible fixed assets]	[641,157]	[699,555]	[58,398]
Buildings	104,576	101,059	• 3,516• •
Structures	2,197	2,065	• 131• •
Aircraft	413,997	418,574	4,576
Machinery and equipment	13,543	11,406	• 2,136• •
Transportation equipment other than aircraft	1,755	1,788	32
Tools and fixtures	19,349	12,459	• 6,890• •
Land	60,361	59,972	• 389• •
Construction in progress	25,376	92,230	66,853
[Intangible fixed assets]	[23,382]	[24,352]	[969]
Telephone deposits	477	430	• 47• •
Software	18,068	19,538	1,470
Other intangible assets	4,837	4,383	(453)
[Investments and others]	[148,500]	[150,492]	[1,991]
Investment securities	28,912	25,978	(2,934)
Investments in subsidiaries and affiliates	70,173	70,601	428
Bonds of subsidiaries and affiliates	5,500	5,500	• •
Advances to subsidiaries and affiliates	60	60	• •
Long-term loans receivables	27,264	26,887	• 377• •
Housing loans to employees	1,018	202	• 816• •
Long-term prepaid expenses	2,507	1,535	• 972• •
Deferred tax assets	7,046	15,352	8,305
Other investments	18,996	24,800	5,804
Allowance for doubtful accounts	• 12,979•	• 20,426•	• 7,446• • •
Deferred assets	927	423	(503)
Bond issuance expenses	927	423	(503)
Total assets	1,127,888	1,202,542	74,653

Liabilities	Fiscal 2000 As of 3.31.01	Fiscal 2001 As of 3.31.02	Change from last year
Current liabilities			
Current liabilities	269,443	287,294	17,850
Trade accounts payable	107,854	91,289	(16,564)
Current portion of long-term debt	50,180	52,020	1,840
Current portion of bonds payable	30,000	69,210	39,210
Non-operating accounts payable	3,821	6,563	2,742
Accrued expenses	19,205	24,778	5,573
Accrued income taxes	11,376	55	(11,321)
Deposits	2,056	669	• 1,386• •
Advance ticket sales	31,331	29,422	• 1,909• •
Bonus payment reserve	7,398	7,290	(107)
Other current liabilities	6,219	5,995	• 224• •
Long-term liabilities	688,644	758,934	70,290
Straight Bonds	200,000	200,000	• •
Convertible Bonds	153,829	102,789	(51,040)
Long-term loans payable	260,770	367,979	107,208
Long-term unearned income	113	102	(10)
Accrued employees' retirement benefits	61,371	70,176	8,805
Reserve for losses on related businesses	448	448	• •
Other long-term liabilities	12,112	17,439	5,327
Total liabilities	958,088	1,046,229	88,140

Shareholders' equity			
Common stock	86,079	86,239	159
Capital reserves	114,373	114,533	159
Capital surplus	104,072	104,232	159
Regal reserves	10,301	10,301	• •
Deficit	32,021	44,899	12,878
Special depreciation reserve	2,206	5,202	2,996
Other reserve	1,600	1,600	• •
Land devaluation reserve	785	785	• •
Unappropriated net loss	36,613	52,487	15,874
net loss for the period	29,009	12,878	(16,131)
Unrealized gains on securities	1,367	487	(880)
Treasury Stock	• •	(48)	(48)
Total shareholders' equity	169,800	156,313	(13,487)
Total liabilities and shareholders' equity	1,127,888	1,202,542	74,653

Note: Accumulated depreciation: Preceding Term: 774,906million, Current Term: 796,247million

(2)Nonconsolidated Statements of Income (Loss)

Unit:• •million

	Fiscal 2000 4.1.00 - 3.31.01	Fiscal 2001 4.1.01 - 3.31.02	Change from last year
Operating revenues and expenses			
Operating revenues	966,588	915,008	(51,580)
Operating expenses	722,324	728,889	6,564
Sales, General and administrative expenses	177,840	167,670	• 10,169• •
Operating income	66,424	18,448	(47,975)
Non-operating income and expenses			
Non-operating income			
Interest and dividend income	2,511	1,663	(848)
Other	30,214	20,375	(9,839)
Total	32,726	22,038	10,688
Non-operating expenses			
Interest expenses	23,226	19,234	• 3,991• •
Other	22,602	21,968	• 633• •
Total	45,828	41,203	• 4,625• •
Total Recurring Profit (Loss)	53,322	(715)	(54,038)
Extraordinary gains			
Gains on sales of marketable securities	1,394	1,517	123
Gains on sales of fixed assets	662	• •	(662)
Other gains	167	• •	(167)
Total	2,224	1,517	(706)
Extraordinary losses			
Valuation loss on shares of affiliates	50,538	5,713	(44,825)
Loss on sale of affiliate stock	2,819	39	(2,779)
Special retirement benefits	790	1,048	257
Valuation loss on marketable securities	3,012	1,984	• 1,028• •
Loss on sales of marketable securities	1,982	5	(1,977)
Loss on sales of fixed assets	8,283	452	(7,830)
Provision for doubtful accounts	10,650	7,513	(3,137)
Other losses	1,183	59	(1,123)
Total	79,262	16,816	(62,445)
Net loss before taxes	23,715	16,014	(7,701)
Corporate, inhabitant and enterprise tax	11,609	3,154	(8,455)
Deferred taxes	• 6,315•	• 6,290• •	• 25
Net loss	29,009	12,878	(16,131)
Loss carried over from last year	7,603	39,609	32,005
Unappropriated loss	36,613	52,487	15,874